VEON Ltd. and VEON Holdings B.V. VEON Obtains OFAC License for Scheme Meeting Amsterdam, Netherlands, 26 December 2022 19:30 CET: Following the announcement made on 21 December 2022 related to the Court order granting the Company permission to convene the Scheme Meeting, VEON Ltd. (NASDAQ, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services, and its subsidiary, VEON Holdings B.V. (the “Company”) hereby give notice that the OFAC License referred to in the previous announcement has been granted, such that the Company is satisfied that it has obtained all necessary OFAC related Authorisations for the Scheme. The OFAC License authorises all noteholders (and their funds, fund managers, investment advisors or subadvisors), financial institutions, clearing and trading systems, trustees, paying and security agents, registrars, and other service providers, intermediaries, and third parties, to participate in (including, but not limited to, voting on) the Scheme, provided they are not precluded from doing so by law or regulation. With this OFAC License, the Company confirms it has obtained all Authorisations necessary for the Scheme Meeting to take place (as planned), via Zoom, on 24 January 2023 at 10:00 a.m. (London time) (or such later time or date as the Company may decide and notify to Scheme Creditors). The Company continues to pursue any other Authorisations required to effect the Scheme, should the Scheme be approved at the Scheme Meeting and sanctioned by the Court at the Scheme Sanction Hearing.

To participate and vote at the Scheme Meeting, provided they are not precluded from doing so by law or regulation, Scheme Creditors (or their DTC Participant on their behalf, as applicable) must have submitted validly completed Voting and Proxy Forms to Kroll Issuer Services Limited (as the Company’s information agent) by the Voting Instruction Deadline (currently anticipated to be 5:00 p.m. (London time) on 19 January 2023). Further information is available to Scheme Creditors (via the Scheme Website at https://deals.is.kroll.com/veon). Scheme Creditors should be aware that Clearing Systems, DTC Participants, other Account Holders and/or Intermediaries may have earlier deadlines that they (and their Account Holders) may be required to comply with. Scheme Creditors that have questions in relation to the Explanatory Statement and accompanying documentation, the Voting and Proxy Form or the Scheme Meeting may contact Kroll Issuer Services Limited (as the Company’s information agent) by email to veon@is.kroll.com or by telephone on + 44 20 7704 0880. Scheme Creditors and/or Account Holders requiring any assistance in completing their Voting and Proxy Forms should contact the Information Agent by email to veon@is.kroll.com or by telephone on + 44 20 7704 0880. Capitalised terms used but not defined in this announcement have the meaning given to them in the Explanatory Statement. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext.

For more information visit: https://www.veon.com. Important Notice This release is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This press release is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Elements of this press release contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, VEON’s intent to hold the Scheme Meeting. Forward looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON disclaims any obligation to update them or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments. Any steps taken in respect of the Scheme and in connection with the Amendments must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licences and approvals from competent sanctions authorities. Contact Information

VEON Group Director Investor Relations Nik Kershaw bonds@veon.com